UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated September 29, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: October 3, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza to Increase Private Placement by 660,000 Units

Vancouver, British Columbia, September 29, 2005 (TSX Venture:  EPZ) - Esperanza Silver Corporation (the “Company”) announces that pursuant to its news release dated September 22, 2005,  the Company is increasing the number of units offered in its non-brokered private placement financing from 5,000,000 units to 5,660,000 units at $0.60 per unit (a “Unit”) for proceeds of up to $3,396,000.  Each Unit shall consist of one common share (a “Share”) and one-half of a non-transferable share purchase warrant (each whole warrant being a “Warrant”).  Each Warrant will entitle the holder to acquire one additional Share for a period of two years at an exercise price of $0.85.  If after the expiry of all resale restrictions, the closing price of the Shares on the TSX Venture Exchange is $1.15 or greater for a period of 20 consecutive trading days, the Company may provide notice of an earlier expiry of the Warrants, in which case the Warrants shall expire 21 trading days after giving such notice.

A finder’s fee of 7% will be payable in cash or Units.  In addition, brokers will be entitled to receive broker warrants (the “Broker Warrants”) entitling them to purchase that number of Shares which is equal to 10% of the number of Units sold by them.  The Broker Warrants will be exercisable at $0.65 per Share and will expire 18 months after closing.

There can be no assurance that the private placement will be completed as proposed or at all.  This private placement is subject to all applicable regulatory approvals and all Shares and any Shares issued on exercise of the Warrants or Broker Warrants are subject to restrictions on transfer for a period of four months from closing.

The proceeds of the private placement will be used to continue exploration on the Company’s property portfolio and general working capital purposes.

For further information contact:

William Pincus, President

Tel:  (303) 830-0988

Fax:  (303) 830-9098

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws of the United States and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.